UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2023 (Report No. 3)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

On August 9, 2023, Brenmiller Energy Ltd. (the “Company”), issued a press release titled “Brenmiller’s Launches bGen™ ZERO for Renewable Power-to-Heat and Industrial Decarbonization, Expects to Unlock New Revenue Streams”, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report”).

On August 9, 2023, the Company also made available a corporate presentation on its website, a copy of which is furnished as Exhibit 99.2. The information contained in this presentation does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of the Company or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment whatsoever relating to the securities of the Company.

The press release included as Exhibit 99.1 to this Report, excluding the quote of the Company’s President and Chief Executive Officer, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-272377 and 333-273028) and Form S-8 (File No. 333-272266), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Brenmiller Energy Ltd. dated August 9, 2023, titled “Brenmiller’s Launches bGen™ ZERO for Renewable Power-to-Heat and Industrial Decarbonization, Expects to Unlock New Revenue Streams.”
99.2	Corporate Presentation, dated August 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: August 9, 2023	By:	/s/ Avraham Brenmiller
Name: Avraham Brenmiller Title: Chief Executive Officer